UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of CSRA Inc. (the “Company”), a Nevada corporation, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 9, 2018, by and among the Company, General Dynamics Corporation (“Parent”), a corporation organized under the laws of Delaware, and Red Hawk Enterprises Corp. (“Merger Sub”), a Nevada Corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a cash tender offer (the “Offer”) no later than March 5, 2018 to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $40.75 per share in cash, net of applicable withholding taxes and without interest.

(i)	Email to customers, dated February 13, 2018 (Exhibit 99.1)

(ii)	Email to non-customer partners and vendors, dated February 13, 2018 (Exhibit 99.2)

Important Information for Investors and Stockholders

The Offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase shares of the Company common stock will only be made pursuant to an offer to purchase and related Offer materials. At the time the Offer is commenced, Merger Sub will file a tender offer statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Offer. The Offer materials (including the offer to purchase, a related letter of transmittal and other Offer documents) and the Solicitation/Recommendation statement on Schedule 14D-9 will contain important information and the Company stockholders are urged to read these documents carefully when they become available before making any decision regarding tendering their shares of the Company common stock. The Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free on the Company’s website at www.CSRA.com.

In connection with the potential merger, the Company would expect to file a proxy statement with the SEC, as well as other relevant materials in connection with the proposed transaction pursuant to the terms of the Merger Agreement. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.CSRA.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they contain important information about the merger and the parties to the merger.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed merger under SEC rules. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2017 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended March 31, 2017, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the merger when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of this announcement or the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended March 31, 2017 and any subsequent Form 10-Qs, as well as the tender offer statement on Schedule TO and other Offer documents that will be filed by Merger Sub. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.